Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

July 23, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Bullion Monarch Mining, Inc. Form 10-KSB/A for the fiscal year ended April 30, 2007, and Form 10-QSB for the fiscal quarter ended January 31, 2008

File No. 1-03896

CIK 0000015288

Dear Ladies and Gentlemen:

This letter is in response to your comment letter dated June 5, 2008, regarding the above referenced filings.

Response to Comment No. 1: Exchange Act Reports.  The Securities and Exchange Commission (the “SEC”) has taken a “no action” position on delinquent companies in the past that did not require such companies to file all delinquent reports where all reports required to be filed for the past 12 months had been filed, provided that (i) at least three full years of audited financial statements were included; and (ii) a detailed history of prior events during the delinquent periods was contained in the latest annual report filed. I have previously confirmed this SEC position with Goldie Walker of the Division of Corporation Finance; she has stated on a number of occasions that the SEC will take no action against an issuer for failure to file delinquent reports where these requirements are met as the additional delinquent filings will provide no other material information, and the additional filings will result in an unreasonable cost, expense and time expenditure to the issuer. I understand that Ms. Walker has retired from the SEC; however, that should have no effect on the SEC’s position, which is further supported by the following additional information.

The 10-KSB Annual Report of the Company for the fiscal year ended April 30, 2006 (the “2006 Annual Report”), contains audited financial statements for the fiscal years ended April 30, 2006, 2005 and 2004.  The 2006 Annual Report also contains a historical description of all material issues during the period of delinquency commencing in 1997, and in some instances, earlier; and has attached to it all material documentation required for a complete understanding of all material information about the Company, including but not limited to its court approved corporate reorganization following its dissolution by the Department of Commerce of the State of Utah for failure to file its Utah annual reports (Exhibit 2.1); and the proxy statement filed with the Utah Division of Securities and mailed to stockholders in connection with the fairness hearing that was conducted by the Utah Division of Securities as a condition of the court approved reorganization of the dissolved Company predecessor into a newly formed Utah corporation successor (Exhibit 2.1).  Most all references to the information required in response to the SEC Comments herein are made to the 2006 Annual Report because the 2006 Annual Report has all of the material documents filed as Exhibits thereto; and all of the information referenced is also in the 10-KSB Annual Report for the fiscal year ended April 30, 2007.

The Company is presently: (1) “current” for all purposes of Rule 144; (2) could file an S-1 or S-8 Registration Statement without bringing other delinquent reports current; and (3) could utilize Form S-3 for the exercise of convertible securities on or after September 20, 2008, if the Company had any of those securities outstanding (the date when the Company filed all reports required to be filed by it for the previous 12 months from such date and from which date the Company has timely filed all reports required of it under Section 13 of the Exchange Act), also without bringing other delinquent reports current.

Further, a review of the Statement of Operations contained in the Company’s financial statements for the fiscal year ended April 30, 2004, that accompany its 2006 Annual Report on page 29 thereof, reflects no principal operations; and revenues for royalties only.  Principal operations from 1997 to 2004 primarily involved maintaining the required filings for the Company’s mining properties and various unsuccessful negotiations to develop these mining properties.

From 1997 and until the Company was administratively dissolved in 1999, the Company had no funds to pay the required legal and accounting costs to keep its Exchange Act reports current.  Once the Company was dissolved, management relied on its former legal counsel who had advised management that there was no method of reinstating or reorganizing the Company under Utah law, so no efforts were undertaken to keep the Exchange Act reports current.  All of this information is fully discussed in the 2006 Annual Report on pages 5, 6 and 8, under the headings “Dissolution” (page 5), “Corporate Creditors Committee, LLC” and “Utah Litigation” (page 6) and “New Utah Litigation” (page 8).

Based upon the foregoing, I respectfully submit that the time, cost and expense to require the Company to file the additional delinquent reports required to be filed under Section 13 of the Exchange Act would be substantial, while providing stockholders and the investing public with little or no additional material information.

Response to Comment No. 2: Duplicate Filings.  In researching the matters raised by this Comment in the Edgar Online Archives, I do not see where the four filings you referred to were filed twice.  In addition, the 10-Q Quarterly Report for the quarterly period ended January 31, 1996, was actually for the quarterly period ended January 31, 1997.  Regardless, based upon the information provided in response to Comment No. 1, I do not believe any of this is material.

Response to Comment No. 3: Introduction.

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Incorporated in the State of Utah on May 13, 1948, under the name “Bullion Monarch Mining Company.”

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Changed its name to “Bullion Monarch Uranium Company” on September 20, 1954.

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Changed its name to “Bullion Monarch Company” on November 28, 1966.

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Acquired by merger MM&S, effective March 3, 1969.

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Administratively dissolved by the State of Utah on August 1, 1999.

•

Organized Bullion Monarch Mining, Inc. under the laws of the State of Utah on November 16, 2004.

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Third Judicial Court in and for Salt Lake County, Utah, approved a reorganization between the dissolved Bullion and the newly incorporated Bullion, subject to a Fairness Hearing to be conducted by the Utah Division of Securities, on March 31, 2005.

•

The Utah Division of Securities conducted a Fairness Hearing on the reorganization, following notice to shareholders by a proxy statement, and approved the reorganization on September 27, 2006.

•

The Utah Division of Securities issued the newly incorporated Bullion a Permit Authorizing Issuance of Securities No. 001-6729-21 on September 27, 2006, to issue its securities in exchange for the rights of the shareholders in the dissolved Bullion.

All of this information is fully discussed in the 2006 Annual Report under the heading “Corporate History,” on page 5.

Response to Comment No. 4: Introduction.

The last five bulleted items in response to Comment No. 3 were the result of the dissolution of the Company for its failure to file an annual report in the State of Utah timely.  Under the Utah Revised Business Corporations Act, Utah Code Ann. § 16-10a-1,

et. seq. (2004), corporations are given two years within which to reinstate after an administrative dissolution.  The Company was not aware that it had failed to file its annual reports as required or that it had been dissolved and because of this lack of awareness, it failed to reinstate its corporate existence within the required time and thereafter had no right to administratively reinstate.  The entire process of the last four bulleted items was required because without this procedure or the filing of a registration statement by the newly formed Bullion Monarch Mining, Inc. discussed in the sixth bulleted item to Comment No. 3 covering the exchange of its shares of common stock for rights of former shareholders of the Company, the issuance of the shares of this new corporation would have violated the registration provisions of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and similar applicable provisions of the Utah Uniform Securities Act, Utah Code Section 61-1-1, et. seq.  This reorganization was the only viable method to reinstate the Company, and it basically placed the former shareholders of the dissolved Bullion in the same positions they were in prior to dissolution.  A detailed description of all that was required to be completed as a part of this reorganization is contained in Part I, Item 1, of the Company’s 10-KSB Annual Reports for the fiscal years ended April 30, 2007, and in the 2006 Annual Report, under the heading “Business Development,” commencing on page 4 of the 2006 Annual Report.  This process was approved by the Third Judicial District Court in and for Salt Lake County, State of Utah; and the Utah Division of Securities, which issued a Securities Division Permit Authorizing Issuance of Securities, dated September 27, 2007.  This information is contained in pages 5 and 6 of the 2006 Annual Report.  The reorganization was just another method of reinstating the Company and its shareholders to their prior positions before dissolution; and the Reorganization Agreement attached to Exhibit 2.1  of the 2006 Annual Report as Exhibit A supports this conclusion.

The transaction is essentially a recapitalization of the prior entity, pursuant to the Third District Court’s approval of the reorganization and the Utah Division of Securities’ approval of the reorganization at a Fairness Hearing.  The recapitalization is what makes the transaction like a reverse merger, and therefore, the historical financial statements are those of the former operating company that was dissolved.

Response to Comment No.5: Introduction.  We incorporated information by reference to make it easy for a reader to know where the most recent Articles of Incorporation and Bylaws could be found, along with the detailed information contained in the Exhibits to the 2006 Annual Report that fully discuss the corporate history, dissolution, reorganization and Fairness Hearing.  Since the information described in the 2006 Annual Report with respect to each Exhibit incorporated by reference fully and adequately describes the particular Exhibit in all material respects, there was no need to attach each particular Exhibit to the 2006 Annual Report as none was attached as a partial or complete answer to the information required to be stated in the 2006 Annual Report; accordingly, the reference should be allowed as it merely provides a reference to additional information that may be of interest.

Response to Comment No. 6: Recent Sales of Unregistered Securities.  Management considered the following factors, in good faith, to determine the fair value of the shares of common stock issued to them for compensation:

•

There was no public market for the shares of common stock of the Company; there had been no public market for the shares since 2002; and there was no assurance there would ever be a future public market for these shares.

•

There was no assurance that the reorganization would be approved by the court at the time that members of management agreed to compromise substantial other compensation owed to them for prior years and to accept shares for a portion the remainder of the compensation due to them for prior years; or that if approved by the court, that the reorganization would be allowed to be submitted to shareholders at a Fairness Hearing to be conducted by the Utah Division of Securities, and if it was allowed to be the subject of such a Fairness Hearing, that the reorganization and such compensation would be approved by the shareholders.

•

The court approval of the reorganization would require members of management to compromise substantial indebtedness, with no assurance that the reorganization would ever be approved by the shareholders; and if the reorganization was not approved by the shareholders, members of management may have been precluded from recovering any such compensation that would be due them as a result of the dissolution of the Company for back compensation for services.

•

The shares were “restricted securities” under Rule 144 of the SEC.

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The cost and expense of reinstating the Company by the reorganization, including expenses of legal counsel related to the reorganization and the Nevada Litigation with Newmont Mining Corporation, without the assurance that the reorganization would ever be approved.

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Members of management were required to exchange their respective rights in the dissolved Company for shares of common stock in the newly incorporated Company that were also “restricted securities” having a new holding period, for nominal consideration, with shareholders of the dissolved Company having five years to approve the reorganization.

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Shareholder approval was required of the reorganization.

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On advise of legal counsel that the compensation value was fair, subject to approval of the shareholders, in formulating the reorganization plan.

Further, this compensation is fully discussed in Exhibits 2.1 and 2.2 to the 2006 Annual Report and Exhibit A to Exhibit 2.1.  Each of these documents requires shareholder approval of the compensation at the price per share.  These Exhibits indicate a price of $0.005 per share, but the price is actually $0.006 per share, with rounding ($40,505 divided by 6,750,900 shares equals $0.005999).  See Section 11 of the Reorganization and Exchange Offer Agreement (Exhibit A to Exhibit 2.1; and page 25 of Exhibit 2.2.  Exhibit 2.1 and 2.2 had mistakenly indicated that the amount for which compensatory shares were to be issued was $38,850.

In personal discussions that I had with Benjamin K. Johnson, the Director of Registration of the Utah Division of Securities, he had indicated that if any shareholder objected to the value of the shares being issued to management for compensation, that the Utah Division of Securities would withhold approval of the reorganization until all such issues were resolved to the satisfaction of all shareholders; and I was in attendance at the Fairness Hearing, and this compensation and the price per share were fully discussed and approved; and no one in attendance expressed any objection to this compensation or the value placed on these shares.  There were also no written objections received in this or any other material respect.

Response to Comment No. 7: Note 1.  The following disclosure is now included in Note 1:  See page 41 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

“Stock-Based Compensation

Effective May 1, 2006, we account for our stock-based compensation in accordance with SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the financial statements based on their fair values. Prior to May 1, 2006, we measured compensation cost as prescribed by Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, (“APB 25”). As of April 30, 2007, the Company did not have any stock-based options or warrants outstanding.”

Response to Comment No. 8: Cash.  The Company does not have any highly liquid debt instruments.  The Company erroneously included this in their policy for accounting for cash and cash equivalents under Note 1.  This should be removed from the disclosure. The disclosure should state the following:

“The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.”

See page 41 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No.9: Revenue Recognition.  All the Company’s revenues are royalty revenues.  Accordingly, we are adjusting this disclosure.  The following is an example of this updated disclosure

“The Company recognizes royalty revenues in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition.”  SAB 104 clarifies application of U.S. generally accepted accounting principles to revenue transactions.  Revenue is recognized as earned; persuasive evidence of an agreement exists, as precious metals are mined and the risks and rewards have been transferred (and sold on the market), prices are fixed or determinable, and cash collections are reasonably assured.

Revenue recognized under the Leeville, East Carlin and Barrick royalty agreements are based upon 1 percent of revenue received by the operator of the mine, Newmont, for the sale of minerals from the mines, reduced by certain costs incurred by Newmont .  In general, initial payment is based upon provisional royalties calculated using ounces of gold and silver shipped during the period.  Final royalties are paid when final settlement is made by buyers.  The Company recognizes final royalties when payment has been received.”

See page 42 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No.10: Revenue Recognition.  The revenue recognition policy change above in response to Comment No. 9 should address this Comment.  Essentially, revenue should be recognized under the same terms as the royalty receivable.

Response to Comment No.11: Exploration and Development Costs. The Company does not have any capitalized exploration and development costs.  Accordingly, we are adjusting this disclosure.  The following is an example of this updated disclosure:

“Exploration and Development Costs

Costs of acquiring mining properties and any exploration and development costs are expensed as incurred.  Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines or to develop mine areas substantially in advance of current production are expensed. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations.  Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial accounting Standards (SFAS) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” For the year ended April 30, 2007, the Company has not recognized any exploration and development costs.”

See page 44 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No.12: Mining Properties.  EITF 04-2 clarifies mineral rights as being tangible property.  SFAS 144 discusses accounting for impairment or disposal of long-lived assets.  The Company believes this Comment is with regard to the word “expensed,” which suggest that the full asset is written off.  SFAS 144 requires these assets to be tested for impairment, at least annually.  The asset is considered to be impaired if the carrying cost exceeds the fair value of the asset. Accordingly, we are adjusting this disclosure.  The following is an example of this updated disclosure:

“Royalty interests in mineral properties include acquired royalty interests in production stage, and development stage properties. The fair value of acquired royalty interests in mineral properties are capitalized as tangible assets when such interests do not meet the definition of a financial asset under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, or a derivative instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Also, in accordance with EITF, 04-02, “Working Group Report No.1, Whether Mineral Rights are Tangible or Intangible Assets and Related Issues,” we recognize our royalty interests as tangible assets as of April 30, 2007 and 2006. We based our conclusion on the following factors:

1-

Our royalty interests in mineral properties do not meet the definition of financial assets under FASB Statement No. 140 and

2-

Our royalty interests in mineral properties do not meet the definition of derivative instruments under FASB Statement No. 133

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are charged to operations when incurred.”

Response to Comment No.13: Note 6.  The Company established EnShale, Inc. by paying $400,000 for the patent rights it acquired and receiving 12,000,000 shares of EnShale.  This would create a price of about $0.033 per share.  EnShale then issued 8,000,000 shares to the officers of EnShale.  The Company valued these shares also at $0.033 per share, the most recent price for EnShale shares.  The value of these shares is otherwise not discernable as the patents rights acquired are untested and unproven; there is no public market for the EnShale shares, and there is no present expectation that there will be a future public market for these shares; and substantial funding will be required to prove the efficacy of these patent rights and other oil shale extraction technology being developed by EnShale.

The Company recorded as compensation expense the fair value of the shares ($264,000), and established a Non-Controlling interest in EnShale.  The Company allocated a proportionate amount of EnShale’s loss to the Non-Controlling interest, until the Non-Controlling interest balance went negative.  The Company is now assuming the entire loss because it is more likely than not that it will be responsible for maintaining EnShale’s continued operations, per ARB 51, paragraph 15.

The Company does not think there is an issue with the Company’s compliance with SAB Topic 5:J because the Company is not showing separate standalone financial statements of the subsidiary.

Response to Comment No. 14: Note 8. The Company agrees that straight line depreciation is not appropriate; however, the total value of the asset is $360, that cost is not material.   Accordingly, we are adjusting this disclosure.  The following is an example of this updated disclosure:

“Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves.”

Response to Comment No.15: Note 8.

The Company will change the word “discount” and describe that phrase as “presently valued using an assumed interest rate of 3 percent.”

See page 50 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No.16: Consolidated Statements of Cash Flows.

The Company agrees that these payments should be classified as a financing activity.  The April 30, 2007, cash flows statement will be amended to classify these payments as a financing activity.

See page 40 of the Company's 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No.17: Engineering Comments.  The suggested cautionary language has been added to the Home Page of the Company’s web site.

Response to Comment No.18: Engineering Comments.  The suggested cautionary language has been added to the Home Page of the Company’s web site.

Response to Comment No.19: Business.  The Company has no information on reserves in the Leeville Mine, and presently is in litigation with Newmont Mining Corporation seeking this and other information and an accounting of ore sales on which the Company’s royalties are being paid.  This litigation was commenced in April, 2008.  See the Company’s 8-K Current Report dated April 28, 2008, which was filed with the SEC on April 30, 2008.

The Company does not have any information on reserves on any other property in which it has an interest, by royalty or otherwise; however, there are present discussions with another entity that may result in drilling to determine if there are any commercially recoverable reserves on this property.  Another company, as indicated in the Company’s response to Comment No. 21 below, has rights to the placer deposits on this property.  Based on the foregoing, none of the Company’s properties in which it has an ownership interest that allows it to mine the properties can be deemed to be presently significant or material.

Response to Comment No. 20: Business.  We have removed the reference to estimates of oil shale in barrels on our oil shale leases on page 11 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No. 21: Business.  We have expanded our disclosure concerning our exploration plans for our properties below and on page 11 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007, including the following, which also makes minor changes in the names of the Company’s properties throughout that Annual Report.

Ophir:  No operations have been commenced on this property, and no estimates of the mineral deposits have been made.  The Company has no present plans to develop this mining property.  No estimates have been made or are planned regarding determining the reserves on this property.

Maggie Creek: This property is not currently in operation, but adjacent to this property is Newmont Mining Corporation’s Gold Quarry mine, which is a producing gold mine.  Since the Company has only a minor royalty interest in this property, it does not have the right to conduct mining operations.  No estimates have been made or are planned regarding determining the reserves on this property.

North Pipeline Mine:  Currently, a mining company (Nevada Rae Gold) has been given rights to mine gold from the placer deposits (top gravel layer).  The Company has a guaranteed royalty on a sliding scale of $12,500 minimum annual royalty per year or $0.50 a yard production royalty or a production royalty of 4% net, whichever is greater.  No estimates have been made on the mineral deposits on the land.

Leeville/East Ore Mine:  The property is currently being mined by Newmont Mining Corporation, and the Company is receiving a continuing one-percent (1%) gross smelter return royalty.  This mine is estimated to have a mine life of six to eight (6-8) years at full production.  Full production is estimated to have been reached in 2007.

Gold Mountain Property.  No operations have commenced on this property; and the Company only has an interest in the company that owns this property, as disclosed in the Company’s 10-KSB Annual Report for the fiscal year ended April 30, 2007.

ML50142:  No operations have commenced within the area covered by this lease..

ML50145:  No operations have commenced within the area covered by this lease.

ML50146:  No operations have commenced within the area covered by this lease.

ML50147:  No operations have commenced within the area covered by this lease.

ML50148:  No operations have commenced within the area covered by this lease.

With respect to the foregoing oil shale leases, no reserves are now reported in the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response Comment No. 22: Business.  See the response to Comment No. 21.  None of these questions are applicable as there are no planned operations on any of the Company’s properties except as indicated above.

Response to Comment No. 23: General Mining and Oil Share Environmental Requirements.  Plum Mining Company and Gold Springs Placer Project were inserted as examples and have been removed.  See page 14 and 17 of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No. 24: Description of Property.  The Company believes its properties and its interest in these properties have been adequately described; however, the Company has included additional or different information, based on this Comment. See pages 19 through 30, of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No. 25: Description of Property.  The Company has provided maps as requested.  See pages 19 through 30, of the Company’s 10-KSB/A-2 Annual Report for the fiscal year ended April 30, 2007.

Response to Comment No. 26: Description of Property.  See the responses to Comment Nos. 21, 22, 24 and 25, above.  Except for the royalty interest in the Leeville Mine, none of the Company’s other properties can presently be deemed to be material; regardless, most of the requested information has been provided as indicated in these responses to these other Comments.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg